Exhibit 99
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2007 RESULTS
Assets Under Management at March 31 Reach Record $349.9 Billion
BALTIMORE (April 25, 2007) — T. Rowe Price Group, Inc. (Nasdaq-GS: TROW) today reported its quarterly results for the first quarter of 2007 that include net revenues of $508 million, net income of nearly $143 million, and diluted earnings per share of $.51, an increase of 21% from $.42 per share in the comparable 2006 quarter. Net revenues in the first quarter of 2006 were $429 million, and net income was nearly $117 million.
Investment advisory revenues were up $71 million or 20% from the 2006 first quarter. Assets under management increased to a record $349.9 billion at March 31, 2007, up 4.5% or $15.2 billion since the end of 2006. Net cash inflows from investors were $9.6 billion during the first quarter of 2007. Net market appreciation and income added $5.6 billion.
The company split its common shares two-for-one in June 2006, and data for the first quarter of 2006 has been adjusted to reflect this split.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased to $306 million for the first quarter of 2007, up $47 million from the 2006 first quarter. Mutual fund assets increased $12.3 billion across all distribution channels during the first quarter of 2007 and ended the quarter at $218.8 billion. Investors added net inflows of $8.4 billion to the mutual funds during the quarter while market appreciation and income added $3.9 billion. Net cash inflows were spread among the funds, with the U.S. stock and blended asset funds adding nearly $5.7 billion, the bond and money market funds adding $1.7 billion and the international stock funds adding $1.0 billion. The Growth Stock Fund added $2.3 billion of net investments during the quarter.
The series of target-date Retirement Funds, which provide fund shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds and automatically adjust fund asset allocations as investors age, continue to be a significant source of mutual fund asset growth. Net inflows of $2.8 billion originated in the Retirement Funds during the first quarter of 2007, the largest quarterly amount since this series of funds was launched in September 2002. Total fund assets in the Retirement Funds were $20.5 billion at March 31, 2007.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds which are offered to non-U.S. investors, and variable insurance portfolios, were $119 million in the 2007 quarter, an increase of $24 million from the 2006 first quarter. Ending assets in these portfolios were $131.1 billion, up $2.9 billion since the beginning of the year. Market value appreciation added $1.7 billion and net cash inflows, primarily from institutional investors in the U.S. and other countries, were $1.2 billion during the first quarter. Investors outside the United States now account for more than 7% of our assets under management.
Operating expenses were $289.5 million in the first quarter of 2007, up $38.7 million from the 2006 first quarter. The largest expense, compensation and related costs, increased $24.2 million or 15% over the comparable 2006 quarter, primarily due to higher salary and bonus compensation expense. The firm has increased its average staff size by nearly 7% since the first quarter of 2006. At March 31, 2007, the firm employed 4,765 associates, up 3.5% from the beginning of 2007, primarily to handle increased volume-related activities and other growth.
Advertising and promotion expenditures increased $3.8 million in response to investor interest. Advertising and promotion expenditures for the second quarter and full year 2007 are expected to each be up about 10% versus comparable 2006 spending.
Other operating expenses were up $6.3 million, including $1.9 million of higher distribution expenses recognized on greater assets under management sourced from financial intermediaries that distribute the Advisor and R classes of mutual fund shares. These distribution costs are offset by an equal increase in administrative revenues recognized from the 12b-1 fees.
Net non-operating income, which includes interest income as well as the recognition of investment gains and losses, increased $4.2 million to $11.8 million, due primarily to larger money market mutual fund balances at higher interest rates.

The first quarter 2007 provision for income taxes as a percentage of pretax income has been recognized using an estimated 38.1% rate, down slightly from 38.3% for the year 2006 when the provision included additional amounts for the anticipated settlement of prior years’ taxes. A higher anticipated effective state income tax rate has pushed the current estimate for the full year 2007 to 38.0%, up from the prior estimate of 37.7%.
Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with at least 77% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the one-, three-, and five-year periods ended March 31, 2007, and 71% outperforming the average for the 10-year period. In addition, 77 of the T. Rowe Price stock and bond funds across their share classes, which account for more than 73% of stock and bond fund assets under management, ended the first quarter with an overall rating of four or five stars from Morningstar. These four- and five-star rated investments represent 63% of our rated funds and share classes, compared with 32.5% for the overall industry.
“Our strong first quarter performance was achieved during a period in which fixed-income markets performed reasonably well while global equity markets on an overall basis produced modest returns. A major mid-quarter Asian market sell-off and subprime mortgage concerns in the U.S. led to steep market declines from February highs. As they did last year, though, global markets showed resilience, with the S&P 500, for example, reaching a six-and-a-half-year high in April. Looking ahead, our outlook for the financial markets remains positive; however, market volatility has increased and corporate earnings growth in the U.S. will likely moderate as we proceed through the year. We believe the global economy will continue to expand, albeit at a slower pace from the rapid growth of recent years. Prospects for relatively stable interest rates are favorable, and we continue to be encouraged by strong corporate balance sheets and investor liquidity. While valuations are not as supportive as they once were, they still seem reasonable.
“T. Rowe Price’s strong capital position gives us substantial financial flexibility,” Mr. Kennedy added. “As a result, we continue to invest in our business and to position our firm for growth opportunities. Along with a modest increase in the size of our staff, we are planning $145 million of capital expenditures this year. Our directors increased our quarterly corporate dividend by 21% to $.17 per share versus $.14 per share at this time last year. We have also repurchased more than 683,000 common shares for $32.3 million thus far in 2007. T. Rowe Price Group remains debt free and we have cash and corporate investment holdings of $1.6 billion at March 31, 2007.”
In closing, Mr. Kennedy said: “The outlook for our company remains strong. We have an outstanding pool of employees who are focused on our clients, a healthy balance sheet, a brand that is increasingly respected around the globe, and a business model that is diversified across distribution channels and investment portfolios. Despite the ebbs and flows of the markets, we believe investors will continue to be well served over the long term by our disciplined investment approach and culture.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2007 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more complete information on the company’s unaudited financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s Form 10-K and Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

Unaudited Condensed Consolidated Statements of Income
(in millions, except per-share amounts)
Three months ended March 31,

	2006	2007
Revenues
Investment advisory fees	$353.9	$425.0
Administrative fees	75.2	83.1
Investment income of savings bank subsidiary	1.2	1.5

Total revenues	430.3	509.6
Interest expense on savings bank deposits	1.0	1.2

Net revenues	429.3	508.4

Operating expenses
Compensation and related costs	160.0	184.2
Advertising and promotion	28.0	31.8
Depreciation and amortization of property and equipment	11.1	13.7
Occupancy and facility costs	19.6	21.4
Other operating expenses	32.1	38.4

	250.8	289.5

Net operating income	178.5	218.9

Other investment income	7.7	11.8
Credit facility expenses	0.1	—

Net non-operating income	7.6	11.8

Income before income taxes	186.1	230.7
Provision for income taxes	69.4	87.8

Net income	$116.7	$142.9

Earnings per share
Basic	$0.44	$0.54

Diluted	$0.42	$0.51

Dividends declared per share	$0.14	$0.17

Weighted average shares outstanding	264.0	265.4

Weighted average shares outstanding assuming dilution	277.9	279.8

Investment Advisory Revenues (in millions)

	Three months ended
	3/31/2006	3/31/2007
Sponsored mutual funds in the U.S.
Stock and blended asset	$222.9	$263.2
Bond and money market	36.2	42.6
	259.1	305.8
Other portfolios	94.8	119.2
	$353.9	$425.0

Assets Under Management (in billions)

	Average during
	the first quarter
	2006	2007	12/31/2006	3/31/2007
Sponsored mutual funds in the U.S.
Stock and blended asset	$146.4	$174.6	$168.5	$178.6
Bond and money market	33.1	39.0	38.0	40.2

	179.5	213.6	206.5	218.8
Other portfolios	102.5	130.0	128.2	131.1

	$282.0	$343.6	$334.7	$349.9

Equity securities			$267.0	$279.8
Debt securities			67.7	70.1

			$334.7	$349.9

Condensed Consolidated Cash Flows Information (in millions)

	Three months ended
	3/31/2006	3/31/2007
Cash provided by operating activities	$181.2	$241.7
Cash used in investing activities, including ($26.9) for additions to property and equipment and ($29.5) for investments in sponsored mutual funds in 2007	(49.8)	(60.8)
Cash used in financing activities, including common stock repurchases of ($23.2) and dividends paid of ($45.1) in 2007	(1.7)	(42.8)

Net increase in cash during the period	$129.7	$138.1

Condensed Consolidated Balance Sheet Information (in millions)

	12/31/2006	3/31/2007
Cash and cash equivalents	$773.0	$911.1
Investments in sponsored mutual funds	554.4	593.2
Property and equipment	264.9	278.6
Goodwill and other intangible assets	669.4	669.3
Receivables and other assets	503.6	505.2

Total assets	2,765.3	2,957.4
Total liabilities	338.4	408.6

Stockholders’ equity, 265.6 common shares outstanding in 2007, including net unrealized holding gains of $75.5 in 2007	$2,426.9	$2,548.8